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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69655

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sentinus-Halo Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Commerce Drive Suite 170
(No. and Street)

Oak Brook	IL	60523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis Ellergodt (630)-446-5711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 01 2019
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

RMS

OATH OR AFFIRMATION

I, Phil Johnson , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sentinus-Halo Securities, LLC , as of December 31 , 20 18 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KYLE DEPASQUALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/16/21

Notary Public

Signature

Phil Johnson, CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 257,205
Receivables	70,398
Clearing Deposit	100,246
Other	1,090
TOTAL ASSETS	428,939

LIABILITIES & MEMBERS' EQUITY

Payables:	
Accounts Payable	$ 2,366
Settlement Fees	3,609
Related Party	650
Commissions	7,429
TOTAL LIABILITIES	**14,054**
MEMBER'S EQUITY	$ 414,885
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 428,939

Notes to Financial Statements
December 31, 2018

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Sentinus-Halo Securities, LLC (the "Company"), formally Sentinus Securities, LLC, was formed on February 10, 2015 and is organized as a limited liability company in the State of Illinois. Effective February 16, 2017, the Company became registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a registered broker dealer, the Company introduces transactions and accounts on a fully disclosed basis. The Company also provides financial advisory services in connection with mergers and acquisitions and placement agent services in connection with the private placement of securities. For the year ended December 31, 2018, the Company's revenues were primarily generated through commission shares with another broker dealer, merger & acquisition advisory services, trails from insurance products previously sold, a software licensing agreement, and finder fees related to the introduction of prospective investors to another entity in connection with private placement interests.

Formerly a wholly owned subsidiary of Sentinus Holdings, LLC, a non-controlling interest of the Company was sold by Sentinus Holdings, LLC to Halo Investing Inc. during 2018. The Company is also affiliated through Sentinus Holdings, LLC's common ownership with Sentinus, LLC and Sentinus Insurance Services, LLC.

Income Taxes – The Company is organized as a limited liability company and taxed as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements.

Accounting principles generally accepted in the United States ("GAAP") require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2018, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Cash – The Company maintains its cash in a bank account. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Receivables – This primarily consists of commissions earned, but not yet received on the sale of financial products. All amounts deemed uncollectible are recognized as an expense for doubtful accounts in the year such determination is made. Management did not consider an allowance for doubtful accounts necessary at December 31, 2018.

Management Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Revenue Recognition

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Adoption of ASC Topic 606, Revenue from Contracts with Customers

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605. There was no impact to retained earnings as of January 1, 2018, or to revenue for the twelve months ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Commission Revenue

Commission revenue represents sales commissions and trails generated by representatives for their clients' purchases of various securities products. This mostly represents insurance products, securities, and merger and acquisition advisory services. Representatives assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

The following table presents our total commission revenue disaggregated by investment product category, for the 12 months ended December 31, 2018:

Securities	$ 548,019
Investment Banking	
M&A Advisory	73,792
Commission Revenue	**$ 621,811**

Note 2 – Revenue Recognition (continued)

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable. The following table presents our sales-based and trailing commission revenues disaggregated by product category, for the 12 months ended December 31, 2018:

Sales Based		
	Securities	$378,487
	M&A Advisory	73,792
	Total Sales-Based Commissions	452,279
Trailing		
	Securities	169,532
Total Commission Revenue		**$621,811**

M&A arrangements include non-refundable retainers and reimbursements for expenses that are recorded as deferred revenue until a deal closes or the contract terminates. Fees are related to a software agreement and finder fees. Other revenue represents a single solicitor agreement with an investment advisor. Interest income resulted from the Firm's security deposit at the Firm's clearing firm.

Note 3 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of December 31, 2018, the Company has net capital of $343,397, of which $243,397 was in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.0.

Note 4 – Related Party Transactions

The Company shares office space and various office-related expenses including payroll with Sentinus Holdings, LLC and Sentinus, LLC under expense sharing agreements with both entities. During 2018, expenses charged by Sentinus Holdings, LLC and Sentinus, LLC totaled $1,083 and $133,970, respectively. As of December 31, 2018, the amounts owed under the arrangement to Sentinus Holdings and Sentinus, LLC was $0 and $650, respectively.

Note 5 – Contingencies

The Company is subject to litigation in the normal course of business. There was no litigation in progress as of December 31, 2018.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through February 26, 2019, the date the financial statements were issued.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
Sentinus-Halo Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sentinus-Halo Securities, LLC as of December 31, 2018 and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sentinus-Halo Securities, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sentinus-Halo Securities, LLC's management. Our responsibility is to express an opinion on Sentinus-Halo Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sentinus-Halo Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental Computation of Net Capital Under SEC Rule 15c3-1 and Statement Regarding SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Sentinus-Halo Securities, LLC's financial statements. The supplemental information is the responsibility of Sentinus-Halo Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Sentinus-Halo Securities, LLC's auditor since 2017.

Chicago, Illinois
February 21, 2019